Exhibit 99.1

(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Completes the Acquisition of HanesBrands

Montreal, December 1, 2025 - Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) announced today that it has completed the previously announced acquisition of HanesBrands Inc. (“HanesBrands”), creating a global apparel leader.

“Today marks the beginning of an exciting new chapter. By welcoming HanesBrands into the Gildan family, we are doubling our scale, combining iconic brands with our world-class, low-cost, vertically integrated platform, and unlocking a powerful engine for innovation and growth. Together, our complementary strengths in activewear and innerwear, across channels and geographies, position us to better serve our customers and deliver sustainable, long-term value for our shareholders”, said Glenn J. Chamandy, President and Chief Executive Officer of Gildan. “Our priority now is to execute a seamless, collaborative integration that enables us to fully capture the value of our expanded platform and deliver at least $200 million in run-rate cost synergies, as announced on August 13, 2025.”

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear, socks, and intimates sold to a broad range of customers, including wholesale distributors, screenprinters, embellishers, retailers or e-commerce platforms, as well as global lifestyle brand companies. Gildan markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, as well as Champion® which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Asia. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in Gildan's long-term business strategy. More information about Gildan and its ESG practices and initiatives can be found at www.gildancorp.com.

Forward-looking statements and information

Certain statements included in this press release constitute “forward-looking statements” and “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. These forward-looking statements include, amongst others, information with respect to the acquisition of HanesBrands and the anticipated benefits of the transaction, including the expected run-rate cost synergies. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. We refer you to the Gildan’s public filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (the “SEC”), as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent management’s discussion and analysis for a discussion of the various factors that may affect Gildan’s future results. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking statements, include, but are not limited to, those discussed and identified in public filings made by Gildan with the Canadian securities regulatory authorities and the SEC, the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof and the success of integration plans and the time required to successfully integrate the combined business. These factors may cause Gildan’s actual performance and financial results in future periods to differ materially from any estimates or projections expressed or implied in this press release. There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of December 1, 2025, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statement, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Gildan Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Gildan Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com